UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LIPMAN ELECTRONIC ENGINEERING, LTD.

--------------------------------------------------------------------------------

(Name of Issuer)

Ordinary Shares, par value NIS1.00 per share**

--------------------------------------------------------------------------------

(Title of Class of Securities)

M6772H101

--------------------------------------------------------------------------------

(CUSIP Number)

Saul Kaszovitz, Esq.

Feder, Kaszovitz, Isaacson, Weber, Skala, Bass & Rhine LLP

750 Lexington Avenue

23rd Floor

New York, New York 10022

(212) 888-8200

--------------------------------------------------------------------------------

(Name, Address and Telephone Number of Person

Authorized to Receive Notice and Communications)

May 16, 2005

--------------------------------------------------------------------------------

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), (f) or (g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

_______

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent   amendment   containing   information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** “NIS” represents the New Israeli Shekel, the currency of the State of Israel.

SCHEDULE 13D

CUSIP No. M6772H101

1

NAME OF REPORTING PERSON: Mez-Op Holdings, Ltd. (Israel)

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]  (b)  [ ]

3

SEC USE ONLY:

4

SOURCE OF FUNDS:

WC and BK

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  [ ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7

SOLE VOTING POWER

0 shares

8

SHARED VOTING POWER

1,100,000 shares (1) (2)

9

SOLE DISPOSITIVE POWER

0 shares

10

SHARED DISPOSITIVE POWER

1,100,000 shares (1) (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,100,000 shares (1) (2)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.11%

14

TYPE OF REPORTING PERSON*:

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

Includes 243,430 shares held by the reporting person, Mez-Op Holdings Ltd., an Israeli corporation (“Mez-Op”), in trust on behalf of certain unrelated third parties (the “Trust Shares”), which trust provides Mez-Op with, inter alia, voting control of the Trust Shares and the right to determine when the Trust Shares may be disposed of.  The reporting persons hereby disclaim any beneficial ownership in any of the Trust Shares.

(2)

For purposes of Section 13(d), each of First Israel Mezzanine Investors, Ltd. (“FIMI Ltd.”) and FIMI 2001 Ltd. (“FIMI 2001”) may be deemed to beneficially own an aggregate of 1,100,000 shares held by Mez-Op, where FIMI Ltd. and FIMI 2001 have been given a power of attorney by all of the shareholders of Mez-Op to vote, control and otherwise determine the disposition of the shares of the Issuer beneficially owned by Mez-Op.

SCHEDULE 13D

CUSIP No. M6772H101

1

NAME OF REPORTING PERSON: First Israel Mezzanine Investors, Ltd. (Israel)

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]  (b)  [ ]

3

SEC USE ONLY:

4

SOURCE OF FUNDS:

WC and BK

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  [ ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7

SOLE VOTING POWER

0 shares

8

SHARED VOTING POWER

1,100,000 shares (1) (2)

9

SOLE DISPOSITIVE POWER

0 shares

10

SHARED DISPOSITIVE POWER

1,100,000 shares (1) (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,100,000 shares (1) (2)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.11%

14

TYPE OF REPORTING PERSON*:

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

Includes 243,430 shares held by the reporting person, Mez-Op Holdings Ltd., an Israeli corporation (“Mez-Op”), in trust on behalf of certain unrelated third parties (the “Trust Shares”), which trust provides Mez-Op with, inter alia, voting control of the Trust Shares and the right to determine when the Trust Shares may be disposed of.  The reporting persons hereby disclaim any beneficial ownership in any of the Trust Shares.

(2)

For purposes of Section 13(d), each of First Israel Mezzanine Investors, Ltd. (“FIMI Ltd.”) and FIMI 2001 Ltd. (“FIMI 2001”) may be deemed to beneficially own an aggregate of 1,100,000 shares held by Mez-Op, where FIMI Ltd. and FIMI 2001 have been given a power of attorney by all of the shareholders of Mez-Op to vote, control and otherwise determine the disposition of the shares of the Issuer beneficially owned by Mez-Op.

 SCHEDULE 13D

CUSIP No. M6772H101

1

NAME OF REPORTING PERSON: FIMI 2001 Ltd. (Israel)

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON: Not Applicable

2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [x]  (b)  [ ]

3

SEC USE ONLY:

4

SOURCE OF FUNDS:

WC and BK

5

CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)

  [ ]

6

CITIZENSHIP OR PLACE OF ORGANIZATION:

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7

SOLE VOTING POWER

0 shares

8

SHARED VOTING POWER

1,100,000 shares (1) (2)

9

SOLE DISPOSITIVE POWER

0 shares

10

SHARED DISPOSITIVE POWER

1,100,000 shares (1) (2)

11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,100,000 shares (1) (2)

12

CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13

PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

4.11%

14

TYPE OF REPORTING PERSON*:

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

(1)

Includes 243,430 shares held by the reporting person, Mez-Op Holdings Ltd., an Israeli corporation (“Mez-Op”), in trust on behalf of certain unrelated third parties (the “Trust Shares”), which trust provides Mez-Op with, inter alia, voting control of the Trust Shares and the right to determine when the Trust Shares may be disposed of.  The reporting persons hereby disclaim any beneficial ownership in any of the Trust Shares.

(2)

For purposes of Section 13(d), each of First Israel Mezzanine Investors, Ltd. (“FIMI Ltd.”) and FIMI 2001 Ltd. (“FIMI 2001”) may be deemed to beneficially own an aggregate of 1,100,000 shares held by Mez-Op, where FIMI Ltd. and FIMI 2001 have been given a power of attorney by all of the shareholders of Mez-Op to vote, control and otherwise determine the disposition of the shares of the Issuer beneficially owned by Mez-Op.

This statement amends Items 4 and 5 of the Schedule 13D of Mez-Op Holdings, Ltd., First Israel Mezzanine Investors, Ltd. and FIMI 2001 Ltd. (the "Reporting Persons") dated April 15, 2005 (the "Schedule 13D").  Any capitalized terms not otherwise defined in this Amendment shall have the meanings ascribed thereto in the Schedule 13D.

Item 4:

Purpose of the Transaction.

This Amendment No. 1 to the Schedule 13D is being filed by the Reporting Persons to report the sale of 1,030,000 shares of the Issuer, or approximately 3.85% of the class, 750,000 of which were sold pursuant to the Issuer’s secondary offering on May 16, 2005 and 280,000 of which were sold by the Reporting Persons in open-market transactions on May 11, 2006.

Item 5:

Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended as follows:

(a)

Mez-Op beneficially owns 1,100,000 Shares, which constitutes 4.11% of the class, and which includes 243,430 shares held in trust on behalf of certain unrelated third parties (the “Trust Shares”), which trust provides Mez-Op with, inter alia, voting control of the Trust Shares and the right to determine when the Trust Shares may be disposed of.  The reporting persons hereby disclaim any beneficial ownership in any of the Trust Shares.

For purposes of Section 13(d), each of First Israel Mezzanine Investors, Ltd. (“FIMI Ltd.”) and FIMI 2001 Ltd. (“FIMI 2001”) may be deemed to beneficially own an aggregate of 1,100,000 shares held by Mez-Op, where FIMI Ltd. and FIMI 2001 have been given a power of attorney by all of the shareholders of Mez-Op to vote, control and otherwise determine the disposition of the shares of the Issuer beneficially owned by Mez-Op.

(b)

For purposes of Section 13(d), the Reporting Persons may be deemed to share the power to vote and direct the vote of 1,100,000 shares, constituting 4.11% of the class.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  5/16/06

MEZ-OP HOLDINGS, LTD.

/s/ Ishay Davidi

By:

________________________

Name:

Ishay Davidi

Title:

CEO

MEZ-OP HOLDINGS, LTD.

/s/ Yarom Oren

By:

________________________

Name:

Yarom Oren

Title:

Partner

FIRST ISRAEL MEZZANINE INVESTORS, LTD.

/s/ Ishay Davidi

By:

________________________

Name:

Ishay Davidi

Title:

CEO

FIMI 2001, LTD.

/s/ Ishay Davidi

By:

________________________

Name:

Ishay Davidi

Title:

CEO

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)